

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2021

Patrick Ford
Chief Financial Officer and Secretary
NextGen Acquisition Corp
2255 Glades Road, Suite 324A
Boca Raton, FL 33431

**Re: NextGen Acquisition Corp
Registration Statement on Form S-4
Filed May 14, 2021
File No. 333-256168**

Dear Mr. Ford:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Xos, page 2

1. We note the disclosure on page 2 describing Xos' business. Please revise to balance your disclosure so that investors are able to determine your current development stage. For example, we note your disclosure that you have had minimal commercial operations and your net losses to date. Expand to disclose the number of total vehicles you have delivered as of a recent date, the number of your customers to date, the amount of backlog from contracted customers as opposed to optional orders, your revenue derived from Fleet-as-a-Service as compared to your revenue derived from vehicle or products sales, and your current manufacturing facilities and capacity.

2. Please disclose what you mean when you state you are currently "facilitating fleet operations" and whether you are currently offering or have sold your "Fleet-as-a-Service"

package to customers at this time.

3. Please expand your disclosure to explain what it means when you state your X-Platform and X-Pack provide modular features and enable Xos to offer clients industry-leading total cost of ownership. Clarify whether you sell your X-Platform and X-Pack separately or only as part of your Xos vehicle so that investors can clearly understand your product offerings.

Combined Business Summary
Interests of NextGen's Directors and Executive Officers in the Business Combination, page 12

4. We note the disclosure in your first bullet point appearing here and in the Risk Factors on Page 50 and in other places in the filing. Revise this nearly page-long bullet point to clearly quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar clear disclosure for the company's officers and directors.

5. Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

6. Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Holders, page 24

7. We note your statement that as of the date of this proxy statement/prospectus there was one holder of record of NextGen's Class A ordinary shares, two holders of record of NextGen's Class B ordinary shares, one holder of record of NextGen units and two holders of NextGen warrants. Please expand to explain this statement vis-a-vis the table in the Beneficial Ownership of Securities section on page 225 which lists several beneficial owners. Clarify the difference between a holder of record and a beneficial owner, as applicable.

Risk Factors, page 25

8. Please expand your risk factors to provide appropriate context to allow investors to better understand your risk factor disclosures. As examples only:
    • in the risk factor titled "We are an early stage company with a history of losses..." disclose the number of vehicles you have delivered to date and your current manufacturing capacity;
    • in the risk factor titled "Our Fleet-as-a-Service offering is novel in the industry..." disclose the number of customers and the revenue you have earned thus far from your

Fleet-as-a-Service offering;
- in the risk factor titled "We may experience significant delays in the design..." disclose the number or classes of vehicles that are currently available versus the number or classes that are still in the development and testing phase;
- in the risk factor titled "We have no experience to date in high volume manufacturing..." disclose the number of current third-party contract manufacturing partners, and your and their total current manufacturing capacity; and
- in the risk factor titled "If we fail to manage our growth effectively..." disclose the current number of employees.

9. Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

We are an early stage company with a history of losses..., page 25

10. We note your statement that you believe you will continue to incur operating and net losses until at least the time you begin wide-scale deliveries of your vehicles which are not expected to begin until late 2021. In light of your history of losses, please discuss how extensive your wide-scale deliveries need to be for you not to incur operating and net losses.

Background to the Business Combination, page 96

11. Please expand your discussion of NextGen's management's team's active pursuit of "several potential business combination targets, conducting preliminary due diligence on, having management meetings with and negotiating terms of potential transactions with such potential business combination targets" to explain the timing of such pursuit. Did such pursuit terminate upon the completion of a non-disclosure agreement with Xos on November 17, 2020 which was also the date of the underwriters' partial exercise of the over-allotment option?

BCA Proposal
Projected Financial Information , page 117

12. Please revise your table tables on page 119 to include net income (loss) and/or earnings (loss) per share. It is generally not appropriate to present sales or revenue projections without a measure of income. We refer you to the guidance outlined in Item 10(b)(2) of Regulation S-K.

Projected Financial Information, page 117

13. Please revise to clarify the material assumptions and estimates underlying the projected financial information included in the tables on page 119 including those references in the two paragraphs after the Extended Financial Forecasts table. Also, revise to explain how

those assumptions relate to the projected financial information that appears in the tables.

Unaudited Pro Forma Condensed Combined Financial Information, page 164

14.	As you will become a taxpaying entity for federal income tax purposes following the completion of your planned merger, please provide the income tax effect in your pro forma financial statements and disclosures.

Unaudited Pro Forma Condensed Balance Sheet, page 166

15.	We note that you accounted for the business combination as a reverse recapitalization where Xos is the accounting acquirer. Please revise your pro forma balance sheet so that the accumulated deficit of NextGen is eliminated and the accumulated deficit of Xos is brought forward.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 167

16.	We note that your pro forma income statement was prepared assuming that the conversion of Xos' notes payable occurred on January 1, 2020, but you do not appear to have reflected the expected interest expense reduction associated with this transaction. Please revise accordingly.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet
Note (K), page 170

17.	We note that your disclosure in footnote (C) states that the estimated transaction fees of $46.9 million relate to advisory, banking, printing, legal, and accounting fees that are not capitalized as a part of the Business Combination, and therefore, are recorded in accumulated deficit. However, footnote (K) indicates that it is recorded in APIC. Please resolve this inconsistency.

Note 2. Loss per Shares, page 170

18.	Please revise to include your computation of your calculation of weighted average shares outstanding for basic and diluted net income per share. Additionally, revise your footnote to include common stock equivalents, if any, which were excluded from the computation of pro forma diluted net loss per share because including them would be anti-dilutive.

Our Go-to-Market Strategy, page 191

19.	In the third paragraph in this section you identify 6,000 contracted and optional orders subject to certain modifications and cancellation provisions in the applicable agreements. Please expand your disclosure so that investors can determine how likely such agreements and optional orders could result in revenues. What is the delivery timeline for such orders? How firm are the agreements with customers that have had Xos vehicles in their fleet for over one year such that they would result in future revenues?

<u>Xosphere Intelligence Platform, page 196</u>

20.   Please provide an explanation of the graphic on page 196. Clarify if this is a sample view of your Xosphere Intelligence Platform under development and whether the numbers in the graphics such as the Estimated Fuel Savings are representative of your expected results.

<u>Flex Manufacturing, page 197</u>

21.   Please expand your discussion of your two current operating flex facilities to describe the extent of the operations and productions at such facilities. Please disclose the size of these two facilities and how they compare to the 150,000 square foot footprint estimate in the second paragraph and whether they are able to assemble up to 5,000 vehicles annually per facility at a cost of approximately $45 million dollars per facility build out.

<u>Competition, page 201</u>

22.   Please expand your discussion of your competition to more clearly describe the current development status of products by your competition, to the extent available or known. Also, if true, please discuss the significance of certain large customers in the commercial vehicle market and the development status of conversion of those customers to low-emission, zero-emission or carbon neutral solutions.

<u>Beneficial Ownership of Securities, page 224</u>

23.   Please identify the individuals who have beneficial ownership over the entities identified in the table.   For example, please disclose who has beneficial ownership over the shares held by Aljomaih Automotive Co.

<u>Xos and Subsidiary Consolidated Financial Statements</u>
<u>Xos and Subsidiary Consolidated Financial Statements Report of Independent Registered Public Accounting Firm, page F-25</u>

24.   The basis for opinion paragraph in your auditor's report should state that the public accounting firm is required to be independent with respect to the company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. Please include a revised auditor's report. Refer to paragraph .09g of AS 3101.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Eiko Yaoita Pyles at 202-551-3587 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or Anne Parker at 202-551-3611 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing